

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 19, 2016

Via E-mail
Kevin M. King
Chief Executive Officer
iRhythm Technologies, Inc.
650 Townsend Street, Suite 380
San Francisco, CA 94103

>   **Re: iRhythm Technologies, Inc.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted March 30, 2016**
>   **CIK No. 0001388658**

Dear Mr. King:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   We note in your response to prior comment 2 that none of the principal investigators or primary authors of the peer-reviewed studies were your employees. Please expand your response to tell us whether any of the studies were funded, in part or in whole, by you or any related parties, and whether any related parties participated in the studies, even if they were not the principal investigator or primary author.

Use of Proceeds, page 43

2.   We note the revised disclosure in response to prior comment 9 regarding the approximate
        amount of proceeds intended for each listed purpose. As further requested by prior
        comment 9, since it appears you may potentially use some of the proceeds to fund clinical
        studies, please tell us about any trials or studies needed at this time to support continued
        commercialization of your product or that you view as necessary to your business on a
        going forward basis.

Management's Discussion and Analysis, page 50

Cost of Revenue and Gross Margin, page 51

3.   Refer to your disclosure in the first paragraph on page 53 that increases in your 2015
        revenue were due primarily to increases in volume and, "to a lesser extent," to increases
        in price. Please quantify the proportion of your increased revenue attributable to volume
        increases verses price increases.

Value to Payors, page 69

4.   We note your response to our prior comment number 17. Please tell us how you have
        ensured that the data presented in the study remains current.

Clinical Results and Studies, page 74

5.   We note your response to our prior comment number 20; however, since these are
        statistics for clinical relevance and not marketing, please explain that the percentage is
        based upon clinical guidelines rather than a large sample size.

6.   We note the addition of your discussion of the LIBERTY-HCM study in the third full
        paragraph on page 76. Please note that reliance on technical terms can hinder an
        investor's ability to understand your disclosure. In this regard, please revise to clarify
        your description of the LIBERTY-HCM study so that investors who are unfamiliar with
        the terms used in this paragraph can understand the purpose and significance of this study
        as it relates to your product. Please also disclose any results of this study to date.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Philip H. Oettinger
Wilson Sonsini Goodrich & Rosati